11750 Katy Fwy, Suite 900
Houston, TX 77079
P: 832-456-6500
www.stabilis-solutions.com

    April 21, 2022
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:    Cheryl Brown, Law Clerk
        Irene Barberena-Meissner, Staff Attorney

    Re:     Stabilis Solutions, Inc.
        Registration Statement on Form S-3
        Initially Filed April 11, 2022
        Amendment No. 1 Filed on April 20, 2022
        File No. 333-264230

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stabilis Solutions, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m., Eastern Daylight Time, on April 26, 2022, or as soon as thereafter practicable.
The Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Andrew Puhala, Chief Financial Officer at (832) 456-6502.

Very truly yours,

STABILIS SOLUTIONS, INC.

By:     /s/ Andrew L. Puhala
Name: Andrew L. Puhala
Title: Chief Financial Officer
cc:     Amy Curtis, Counsel
Joel Bernstein, Counsel
    Westervelt T. Ballard, Jr., Chief Executive Officer